MARBAN WEST EXTENSION DRILLING RETURNS
7.2 G/T AU OVER 4.8 METRES AND 6.0 G/T AU OVER 7.6 METRES

Val-d’Or, Quebec, February 5, 2009: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) is pleased to report on results of the 2008 diamond drilling program in the Malartic Gold Camp, Abitibi region, Quebec.

Assay results were received for holes MB-08-082 to MB-08-092 (11) that targeted the West Extension of the Marban Wedge Zones and Mine Zones. Best results include:

•

MB-08-083:

6.71 g/t Au over 1.1 m;

•

MB-08-084

8.58 g/t Au over 1.2 m;

•

MB-08-085

7.20 g/t Au over 4.8 m included within 0.79 g/t Au over 100.8 m;

•

MB-08-086

8.34 g/t Au over 1.3 m;

•

MB-08-088

6.28 g/t Au over 1.2 m;

•

MB-08-090;

10.71 g/t Au over 1.1 m;

•

MB-08-091

11.60 g/t Au over 1.1 m;

6.01 g/t Au over 7.6 m included within 2.48 g/t Au over 21.7 m;

7.11 g/t Au over 1.2 m.

The Company completed 90 holes (32,500 metres) over the former Marban Mine sector since late 2006. The drilling has demonstrated that the Marban gold mineralised system is much larger than previously defined where at least ten (10) easterly striking, moderately north-dipping, mineralised zones/structures are recognised within a 1,200-metre long by 350-metre wide corridor. These include three (3) newly recognised structures located to the north and above the mine, namely the Lower Wedge, Upper Wedge and HWUM Zones.

A comprehensive interpretation is in progress that will lead to a first resource estimate to evaluate both the lower grade bulk tonnage and higher-grade gold mineralisation blocked out to date. In 2009, the Company plans to drill test the east and depth extensions of the system.

Results for holes MB-08-082 to MB-08-092 are tabled below. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review the Marban Level Plan available at www.niogold.com/marban.

MARBAN WEST EXTENTION – 2008 DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length m	Grade (g/t Au)
MB-08-082	1+00 W	0+90 S	180°	-56°	180.0	MZ	113.6	115.6	2.0	3.31
						FWZ	148.3	149.3	1.0	3.40
MB-08-083	1+00 W	0+70 N	180°	-48°	296.0	MZ	251.2	252.3	1.1	6.70
MB-08-084	2+50 W	2+85 N	180°	-45°	432.0	WZ	264.5	265.7	1.2	8.58
MB-08-085	2+50 W	2+10 N	180°	-45°	405.0	MS	199.0	200.2	1.2	4.41
						WZ	214.4	215.6	1.2	3.11
						MS	250.6	351.4	100.8	0.79
						including WZ	250.6	255.4	4.8	7.20
						including MZ	277.2	283.4	6.2	3.00
MB-08-086	1+50 W	3+25 N	180°	-45°	504.0	MZ	361.5	370.2	8.7	2.22
						including	367.8	369.1	1.3	8.34
MB-08-087	1+50 W	2+55 N	180°	-45°	447.0	FWZ	375.0	377.4	2.4	3.72
MB-08-088	1+50 W	1+80 N	180°	-45°	380.0	WZ	258.8	260.0	1.2	6.28
						FWZ	293.5	299.2	5.7	2.18
MB-08-089	3+50 W	0+55 N	180°	-45°	254.0	WZ	168.3	181.9	13.6	0.94
MB-08-090	3+50 W	1+85 N	180°	-45°	357.0	WZ	202.0	203.1	1.1	5.10
						WZ	216.6	217.8	1.2	3.10
						WZ	221.9	222.9	1.0	4.10
						MZ	266.9	268.0	1.1	10.70
						FWZ	289.7	290.7	1.0	4.98
MB-08-091	4+50 W	2+30 N	180°	-45°	306.0	HWUM	46.0	47.0	1.0	11.60
						HWZ	83.2	104.9	21.7	2.48
						including	87.5	95.1	7.6	6.01
						MS	108.0	109.2	1.2	7.11
MB-08-092	4+50 W	1+00 N	180°	-45°	250.0	NSA

Mineralisation within the Marban Mine area is divided into several recognised structural zones or units; MS=Mine Sequence (undetermined zone), MZ=Mine Zones, WZ= Wedge Zones, HWZ=Hangingwall Zone, HWUM=Hangingwall Ultramafic Units, FWZ= Footwall Zone, FWUM=Footwall Ultramafics Units, GD=Granodiorite.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was sealed delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths vary between 0.5 to 1.5 metres. Half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. The remaining core is stored on site for reference. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish. As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Marban Block, Malartic Hygrade, Malartic H, Camflo West and Siscoe East, all located in the Malartic and Val-d’Or gold mining camps, Abitibi region of Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO	Rock Lefrancois, P.Geo., Vice-President
miverson@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.